                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2000

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ___________________ to ____________________

Commission file number 1-9513







                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                            212 West Michigan Avenue
                             Jackson, Michigan 49201
               ---------------------------------------------------
               (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)








                             CMS ENERGY CORPORATION
                        Fairlane Plaza South, Suite 1100
                              330 Town Center Drive
                            Dearborn, Michigan 48126
                     --------------------------------------
                     (Name of Issuer of the Securities held
                      pursuant to the Plan and the address
                       of its principal executive office)

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY





              FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999
                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' Savings & Incentive Plan of Consumers Energy Company:

We have audited the accompanying statements of financial position of EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in members' equity for each of the three years in the period ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2000 and 1999, and the changes in members' equity for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2000 and reportable transactions for the year ended December 31, 2000 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/ ARTHUR ANDERSEN LLP

Detroit, Michigan,
June 8, 2001.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                               INDEX TO FINANCIAL
                            STATEMENTS AND SCHEDULES



STATEMENTS OF CHANGES IN MEMBERS' EQUITY FOR EACH OF THE THREE YEARS IN THE
  PERIOD ENDED DECEMBER 31, 2000

STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2000 AND 1999

NOTES TO FINANCIAL STATEMENTS

SCHEDULE I  - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF
              DECEMBER 31, 2000

EXHIBIT A   - CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY

                    STATEMENTS OF CHANGES IN MEMBERS' EQUITY







                                                                                        For the Years Ended December 31,
                                                                          ---------------------------------------------------------
                                                                              2000                  1999                  1998
                                                                          -------------         -------------         -------------
MEMBERS' EQUITY - BEGINNING OF PERIOD                                     $ 803,664,677         $ 747,234,232         $ 627,454,980
                                                                          -------------         -------------         -------------

CHANGES DURING PERIOD:
  Members' contributions (Note 1)                                            50,038,416            63,688,492            38,766,501
  Employers' contributions (Note 1)                                          26,059,412            21,528,599            17,970,163
  Rollover of loans from acquisitions                                              --               2,757,779                  --
                                                                          -------------         -------------         -------------

                                                                             76,097,828            87,974,870            56,736,664
                                                                          -------------         -------------         -------------

  Investment income                                                          46,159,684            20,201,298            18,247,589
  Interest income from participant loans                                      2,024,046             1,933,968             1,775,146
  Interest income from short-term investments                                 1,671,202               821,110             1,269,491
  Gain on securities sold or distributed
    (Note 2)                                                                 18,558,454            50,657,095            31,251,257
  Change in unrealized appreciation (depreciation)
    of investments (Note 2)                                                 (66,728,116)          (65,365,999)           51,107,042
                                                                          -------------         -------------         -------------

                                                                              1,685,270             8,247,472           103,650,525
                                                                          -------------         -------------         -------------



  Distribution to Members                                                   (40,969,807)          (39,791,897)          (40,607,937)
                                                                          -------------         -------------         -------------

  Net change during period                                                   36,813,291            56,430,445           119,779,252
                                                                          -------------         -------------         -------------


MEMBERS' EQUITY - END OF PERIOD                                           $ 840,477,968         $ 803,664,677         $ 747,234,232
                                                                          =============         =============         =============





        The accompanying notes are an integral part of these statements.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY

                        STATEMENTS OF FINANCIAL POSITION




                                                                            As of December 31,
                                                                 ---------------------------------------
                                                                     2000                       1999
                                                                 ------------               ------------
ASSETS:
  Investments (Note 1) -
    Guaranteed investment contracts (at cost
      plus interest earned thereon)                              $ 82,171,404               $116,931,823
    Common stock of corporations other than CMS
      Energy (cost $214,687,933 in 2000 and
      $227,705,157 in 1999)                                       235,993,560                286,770,509
    Common stock of CMS Energy
      (cost $216,233,936 in 2000 and
      $178,102,325 in 1999)                                       274,414,865                207,530,294
    Nicholas-Applegate Core Growth Institutional
      Portfolio (cost $74,302,414 in 2000 and
      $38,009,779 in 1999)                                         81,038,565                 78,891,151
    Smith Barney International Equity Collective
      Trust (cost $20,602,358 in 2000 and
      $16,387,345 in 1999)                                         27,134,753                 31,302,707
    Vanguard Large-Cap Value Index
      (cost $5,761,642 in 2000 and
      $1,666,869 in 1999)                                           5,814,404                  1,631,425
    Vanguard S&P 500 Index
      (cost $11,876,675 in 2000 and
      $4,235,115 in 1999)                                          10,861,360                  4,513,877
    Vanguard Large-Cap Growth Index
      (cost $21,474,743 in 2000 and
      $6,915,955 in 1999)                                          16,374,822                  7,401,056
    Nicholas-Applegate Small-Cap Growth Fund
      (cost $20,840,120 in 2000 and
      $2,686,022 in 1999)                                          12,974,906                  3,394,433
                                                                 ------------               ------------

      Subtotal                                                    746,778,639                738,367,275

    Short-term investments (at cost which
      approximates market)                                         44,865,202                 17,011,128
    Loans to Members (at cost which approximates
      market)                                                      33,429,220                 35,303,712
                                                                 ------------               ------------

    Total Investments                                             825,073,061                790,682,115

  Other Assets -
    Current receivables from Members                                4,226,605                  3,618,064
    Current receivables from Employers                             10,653,672                  8,880,013
                                                                 ------------               ------------
                                                                   14,880,277                 12,498,077
  Income Receivable
    Interest and dividends receivable                                 524,630                    484,485
                                                                 ------------               ------------


MEMBERS' EQUITY                                                   840,477,968                803,664,677
                                                                 ============               ============




        The accompanying notes are an integral part of these statements.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS


(1)  PLAN DESCRIPTION

General

The Employees' Savings & Incentive Plan of Consumers Energy Company (the "Plan") is an employee benefit plan in which participant contributions are supplemented by contributions from the Company/Employer (Consumers and CMS Energy and their subsidiaries which are at least 80% owned and have adopted the
Plan). Mr. T. A. McNish, Vice-president, Secretary and Assistant Treasurer of Consumers Energy Company, is the Plan Administrator. The information provided below is only a summary of the Plan's provisions. Reference should be made to the Plan documents for more complete information.

Trustee

The Plan's funds are held in trust for the benefit of members covered by the Plan under the Trust Agreement with State Street Bank and Trust (the "Trustee"), effective April 1997.

Eligibility

To be eligible to participate in the Plan, an employee must be a regular employee, as defined in the Plan agreement.

Contributions

Each employee electing to participate in the Plan ("Member") contributes by payroll deductions not less than 1% nor more than 16% of his compensation up to a maximum of $10,500 for 2000 and $10,000 for 1999. Each Member may change the amount of his contributions at any time by giving his Employer advance notice in writing. The change will be effective as soon as administratively feasible. A Member may discontinue contributions as of any pay date upon prior notice to his Employer. However, if he discontinues contributions without simultaneously making an election for Elective Employer Contributions, he may not resume making contributions for three months.

A Member can choose an "Elective Employer Contribution" option, which allows the Member to reduce his salary by as much as 12% and have this amount contributed by the Employer to the Plan. If a Member's regular annual salary is equal to or more than $75,000, the most that can be contributed by the Employer on behalf of the Member to the Plan is 9%. Members' earnings related to such contributions are not currently taxable.

Each Employer contributes a Matching Employer Contribution equal to 50% of certain contributions by each of its participating employees. Such Employer

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(1)  PLAN DESCRIPTION (Continued)

contributions are limited to not more than 3% of each Member's compensation. The contributions of Members and the Employers are transferred monthly to the Trustee.

Each Employer may contribute an Incentive Contribution which is determined at the end of each year based on earnings performance goal set by Company at the beginning of the year.

The Incentive Contribution will be based on the Member's net Elective Employer and Participant Contributions of up to 6% of each Member's compensation.

The Plan Administrator may exclude Incentive Contributions to the accounts of certain officers of Employers.

Matching Employer and Incentive Contributions vest as follows: 10% for each of the first four years of service with the Employer, and 20% for each of the next three years of service. Member contributions and related earnings are fully vested at all times.

Member Loans

Members may borrow from the Plan up to 50% of their account balance, to a maximum not exceeding $50,000, including the vested portion of the Matching Employer Contributions, for extraordinary or emergency needs as defined in the Plan and at the discretion of the Plan Administrator. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant's loan fund (Fund D). Loan terms range from one to five years* and are secured by the balance in the Participant's account.** Repayments of principal and interest are made primarily through payroll deduction.

Plan-Related Expenses

The Company pays expenses relating to the administration of the Plan. Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchases, sales and distributions of securities for each investment fund are charged to the fund that incurred the cost.

 *Up to ten years for purchase of a principal residence.

**A new loan rate is determined by subtracting one full percentage point from the current major New York bank prime rate. The rate on new loans taken during 2000 was 7.50 percent to 8.50 percent.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(1)  PLAN DESCRIPTION (Continued)

Fund Investments

         Fund A - The investments in this fund consist of guaranteed investment contracts with the New York Life Insurance Company, New York, New York; Principal Mutual Life Insurance Co, Des Moines, Iowa; Prudential Asset Management Company, Chicago, Illinois; and Travelers Life & Annuity, Hartford, Connecticut; and cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement.

         Fund B - The investments in this fund may consist of common stocks and securities convertible into common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Independence Investment Associates, Inc., Boston, Massachusetts, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

         Fund C - The investments in this fund may consist of common stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement; subject to the limitation that the total number of shares held at any time by this fund, shall not exceed 10% of the outstanding voting shares of CMS Energy Corporation. Employers' contributions must be invested in this fund.

         Fund D - The investments in this fund consist of the promissory notes of Plan Members.

         Fund E - The investments in this fund may consist of mid-cap growth-oriented common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Nicholas-Applegate Capital Management, San Diego, California, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(1)  PLAN DESCRIPTION (Continued)

         Fund F - The investments in this fund may consist of international common stocks selected by the Investment Manager, Salomon Smith Barney Capital Management, New York, New York, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

         Fund H - The investments in this fund may consist of stocks of the S&P
                  500 Index that are considered value stocks as selected by The Vanguard Group.

         Fund I - The investments in this fund consist of stocks of the S&P 500
                  Index as selected by The Vanguard Group.

         Fund J - The investments in this fund consist of stocks of the S&P 500
                  Index that are considered growth stocks as selected by The Vanguard Group.

         Fund K - The investments in this fund may consist of small-cap growth-oriented common stocks selected by the Investment Manager, Nicholas-Applegate Capital Management, San Diego, California, in its sole discretion.

Reallocations

All or part of a Member's past contributions which are in the Member's account on a Valuation Date may be reallocated among Fund A, Fund B, Fund C, Fund E, Fund F, Fund H, Fund I, Fund J or Fund K on a Valuation Date by giving his employer advance notice in writing of such change. Any such reallocations of contributions will be done on the basis of the value of the contributions on such Valuation Date.

Forfeitures

The Plan provides that Members who receive a distribution, under certain conditions, forfeit all or a portion of the value of any Matching Employer and Incentive Contributions credited to their accounts. Such amounts forfeited totalled approximately $229,335 in 2000 and are treated as a reduction of the Employers' contribution liability.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuations

The accompanying financial statements reflect the accrual basis of accounting. Investments, other than short-term, in Funds B, C, E, F, H, I, J and K are stated at current market value. Market value for most Fund B, C, E, F, H, I, J and K common stock is defined as the closing price of such stock as shown in a composite report of one or more generally recognized exchanges, including the New York Stock Exchange. There are also some securities which are traded in the over-the-counter ("OTC") market. OTC issues are priced at the bid price or "last" price furnished by the NASDAQ National Market. Short-term investments held in Funds A, B, C, E, F, H, I, J and K are stated at cost which approximates market.

Gains and Losses

Amounts relating to gain (loss) on securities sold or distributed and change in unrealized appreciation (depreciation) as reported in the statement of changes in members' equity for the years ended December 31, 2000, 1999 and 1998 have been presented in conformity with the Department of Labor reporting requirements. Department of Labor rules require that realized gains (losses) and unrealized appreciation (depreciation) be based on the market value of the assets at the beginning of the Plan year or at the time of purchase during the year.

Guaranteed Investment Contracts

The Plan has entered into several fully benefit-responsive investment contracts with various insurance companies. All of these contracts are held in Fund A and are credited with interest and charged for Plan withdrawals and administrative expenses. The contracts are included in the financial statements at contract value (cost plus accrued interest less withdrawals) which approximates fair value. The contracts earn interest at fixed rates ranging from 6.00% to 8.05% and mature between November 2001 and June 2005. The average aggregate yield for these contracts was 6.81% and 7.38 in 2000 and 1999, respectively.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



(3)  FEDERAL INCOME TAX ASPECTS OF THE PLAN

The last determination letter received by the Company from the Internal Revenue Service was dated November 20, 1996. The determination letter states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code") of 1954 as amended by the "Employee Retirement Income Security Act of 1974" ("ERISA") and is exempt from taxation under Section 501(a) of the Code. Under existing Federal income tax laws, (a) the Company is entitled to deduct its contributions to the Plan in computing its Federal income tax; (b) the income of the trust funds accumulated under the Plan is exempt from Federal income tax; and (c) Members are not subject to tax on amounts contributed by the Company for their benefit until such time as such amounts are distributed to them, at which time they are taxable as ordinary income unless distributed as an "eligible rollover distribution."

(4)  RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of members' equity and distributions paid to members per the financial statements to members' equity and distributions paid to members per the Form 5500 for the Plan year 2000:

                                                                           Total
                                                                       ------------
Members' Equity per Financial Statements                               $840,477,968
Benefits payable to members 2000                                         (3,892,347)
                                                                       ------------

Members' Equity per Form 5500                                          $836,585,621
                                                                       ============

Distributions paid to members per
  Financial Statements                                                 $ 40,969,807
Benefits payable to members 1999                                         (4,180,394)
Benefits payable to members 2000                                          3,892,347
                                                                       ------------

Distributions paid per Form 5500                                       $ 40,681,760
                                                                       ============

(5)  PLAN TERMINATION

The Employers expect the Plan to be permanent, but since future conditions affecting the Plan cannot be anticipated or foreseen, the Employers reserve the right, by action of the Board of Directors of Consumers Energy Company, to terminate or amend the Plan in whole or in part.

Upon termination or partial termination of the Plan, or upon a complete discontinuance of contributions, the interest of each person in the Plan shall be segregated and set aside by the Trustee and one hundred percent (100%) of the value of the Matching Employer contribution credited to the account of a person having an interest in the Plan shall be vested in such person.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(6)  GENDER

Any masculine terminology used herein shall also include the feminine.

                                                                      SCHEDULE I


                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY

           ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000


                                                                                                          Current
Identity of Issuer and Title of Issue                                                                      Value
-------------------------------------                                                                   -----------
GUARANTEED INVESTMENT CONTRACTS
  (Fund A) -

  New York Life Insurance Company
    (7.10%, matures 06/27/2005)                                                                         $11,120,197
  Principal Mutual Life Insurance
    Company (7.20%, matures 04/01/03)                                                                     7,796,483
  Principal Mutual Life Insurance
    Company (6.00%, matures 02/15/2005)                                                                  16,747,011
  The Prudential Asset Management Company
    (6.50%, matures 11/30/2001)                                                                          16,589,209
  The Prudential Asset Management Company
    (6.97%, matures 06/21/2004)                                                                           7,758,051
  Travelers Life and Annuity
    (6.45%, matures 05/12/2005)                                                                          22,160,453
                                                                                                        -----------

  Total Guaranteed Investment Contracts                                                                 $82,171,404
                                                                                                        -----------


COMMON STOCK OF CORPORATIONS OTHER THAN
  CMS ENERGY CORPORATION (Fund B) -

ADC TELECOMMUNICATIONS                                                                                 $    338,938
AES CORPORATION                                                                                           1,273,625
AT&T CORP LIBERTY MEDIA                                                                                   1,217,913
ABBOTT LABS                                                                                               2,300,781
ADOBE SYSTEMS INC                                                                                           546,963
AIR PRODUCTS & CHEMICALS INC                                                                              1,266,900
ALLEGHENY ENERGY INC                                                                                        732,450
ALLERGAN INC                                                                                              1,568,363
ALTERA CORPORATION                                                                                          599,925
ALZA CORPORATION                                                                                          1,891,250
AMERICA ONLINE INC                                                                                        2,101,920
AMERICAN HOME PRODUCTS                                                                                    2,605,550
AMERICAN INTERNATIONAL GROUP INC                                                                          2,276,794
ANADARKO PETROLEUM CORP                                                                                     362,508
ANHEUSER BUSCH INC                                                                                        1,010,100
ANALOG DEVICES                                                                                              619,369
APPLIED MATERIALS                                                                                           576,631
AVERY DENNISON CORP                                                                                       1,174,325
BANK AMERICA CORP                                                                                         3,380,988
BANK NEW YORK INC                                                                                         3,167,763
BAXTER INTERNATIONAL INC                                                                                  2,119,500
BELLSOUTH CORPORATION                                                                                       294,750
BLACK & DECKER CORPORATION                                                                                1,157,875

                                                                      SCHEDULE I


                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY

           ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000
                                   (Continued)


                                                                                                          Current
Identity of Issuer and Title of Issue                                                                      Value
-------------------------------------                                                                   -----------
BRINKER INTERNATIONAL INC                                                                                   785,850
BRISTOL MYERS SQUIBB CO                                                                                   4,332,738
BURLINGTON NORTHERN SANTA FE CORP                                                                         1,016,419
CVS CORPORATION                                                                                             887,075
CALPINE CORPORATION                                                                                       1,095,019
CHEVRON CORPORATION                                                                                         996,363
CHUBB CORPORATION                                                                                         1,245,600
CISCO SYSTEMS INC                                                                                         5,890,500
CITIGROUP INC                                                                                             8,925,725
CLEAR CHANNEL COMMUNICATIONS                                                                              1,114,063
COLGATE PALMOLIVE CO                                                                                        955,340
COMERICA INC                                                                                              1,430,938
COMPAQ COMPUTER CORPORATION                                                                                 379,260
COMVERSE TECHNOLOGY INC                                                                                     869,000
CONVERGYS CORPORATION                                                                                       865,469
CORNING INC                                                                                               1,267,500
DISNEY WALT CO                                                                                            1,250,100
DOMINION RES INC VA NEW                                                                                     911,200
DOW CHEMICAL CO                                                                                           1,197,638
DUPONT E I DE NEMOURS & CO                                                                                1,507,350
DUKE ENERGY                                                                                               1,466,300
E M C CORPORATION                                                                                         3,384,850
EASTMAN CHEMICAL CO                                                                                         745,870
EL PASO ENERGY CORPORATION                                                                                2,471,063
EXELON CORPORATION                                                                                        2,057,153
EXXON MOBIL CORPORATION                                                                                   6,285,581
FEDERAL NATL MTG ASSN                                                                                     3,799,650
FIRSTAR CORPORATION                                                                                       1,397,320
FIRST DATA CORPORATION                                                                                    4,315,106
FLEETBOSTON FINANCIAL CORPORATION                                                                         4,244,563
FORD MOTOR COMPANY                                                                                        1,185,938
FOREST LABS INC                                                                                             677,663
GAP INC                                                                                                     548,250
GENERAL DYNAMICS CORPORATION                                                                                990,600
GENERAL ELECTRIC COMPANY                                                                                 10,723,619
GENERAL MOTORS CORPORATION                                                                                  644,000
HARTFORD FINANCIAL SERVICES GROUP                                                                         2,493,063
HEWLETT PACKARD CO                                                                                        1,426,620
HOME DEPOT INC                                                                                            2,307,219
HONEYWELL INTERNATIONAL INC                                                                                 757,000
INFINITY BROADCASTING CORPORATION                                                                           687,263
INGERSOLL-RAND COMPANY                                                                                    1,415,375
INTEL CORPORATION                                                                                         4,416,181

                                                                      SCHEDULE I


                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY

           ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000
                                   (Continued)


                                                                                                          Current
Identity of Issuer and Title of Issue                                                                      Value
-------------------------------------                                                                   -----------
INTERNATIONAL BUSINESS MACHINES                                                                           2,915,500
INTERPUBLIC GROUP COS INC                                                                                 1,340,719
INTIMATE BRANDS INC                                                                                         396,000
JDS UNIPHASE CORPORATION                                                                                    566,950
JOHNSON & JOHNSON                                                                                         5,295,150
KERR MCGEE CORPORATION                                                                                      729,619
KIMBERLY CLARK CORPORATION                                                                                1,385,524
KOHLS CORPORATION                                                                                         2,287,500
LABORATORY CORPORATION AMERICA HOLDINGS                                                                   1,161,600
LEAR CORPORATION                                                                                            674,900
LIMITED INC                                                                                                 569,888
LINCOLN NATIONAL CORPORATION                                                                              1,679,594
LINEAR TECHNOLOGY CORPORATION                                                                               929,625
LOWE'S COMPANIES INC                                                                                      1,068,000
MARSH & MCLENNAN COS                                                                                        561,600
MAXIM INTEGRATED PRODUCTS                                                                                   545,063
MERCK & CO INC                                                                                            6,413,313
MICROSOFT CORPORATION                                                                                     4,480,638
MINNESOTA MINING & MANUFACTURING CO                                                                       1,952,100
MORGAN J P & CO INC                                                                                       2,697,650
MOTOROLA INC                                                                                                923,400
NORTEL NETWORKS                                                                                           2,177,044
NUCOR CORPORATION                                                                                           690,563
OMNICOM GROUP                                                                                             1,657,500
ORACLE CORPORATION                                                                                        2,917,875
PARKER HANNIFIN CORPORATION                                                                                 869,263
PEPSICO INC                                                                                                 961,513
PFIZER INC                                                                                                8,454,800
PHARMACIA CORPORATION                                                                                     1,116,300
PHILIP MORRIS COS INC                                                                                     1,425,600
PINNACLE WEST CAP CORPORATION                                                                               771,525
PRAXAIR INC                                                                                               1,144,875
QWEST COMMUNICATIONS INTERNATIONAL INC                                                                    2,181,200
RADIOSHACK CORPORATION                                                                                    1,250,125
RELIANT ENERGY INC                                                                                        1,515,938
REYNOLDS & REYNOLDS CO                                                                                      502,200
ROYAL DUTCH PETROLEUM CO                                                                                  2,355,881
RYDER SYSTEMS INC                                                                                           460,513
SBC COMMUNICATIONS                                                                                        3,605,125
SCI SYS INC                                                                                                 303,313
ST JUDE MEDICAL INC                                                                                         448,494
ST PAUL COS INC                                                                                           1,721,706
SANMINA CORPORATION                                                                                         766,250
SCHERING PLOUGH CORP                                                                                      1,838,700

                                                                      SCHEDULE I


                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY

           ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000
                                   (Continued)


                                                                                                         Current
Identity of Issuer and Title of Issue                                                                     Value
-------------------------------------                                                                  ------------
SIEBEL SYS INC                                                                                              797,975
SOLECTRON CORPORATION                                                                                       786,480
SPRINT CORPORATION                                                                                          745,469
SPRINT CORPORATION PCS                                                                                      521,156
STILWELL FINANCIAL INC                                                                                      914,950
SUN MICROSYSTEMS INC                                                                                      1,803,513
TJX COS INC NEW                                                                                             951,825
TEXAS INSTRUMENTS INC                                                                                     1,866,575
TIFFANY & CO                                                                                                635,663
TIME WARNER INC                                                                                           1,504,512
TORCHMARK INC                                                                                               926,344
TYCO INTERNATIONAL LTD                                                                                    3,341,100
USX MARATHON GROUP                                                                                        1,029,525
UNILEVER N V                                                                                              1,051,056
UNION PAC CORPORATION                                                                                       400,925
UNITED TECHNOLOGIES CORPORATION                                                                           2,484,550
VERIZON COMMUNICATIONS                                                                                      932,325
VERITAS SOFTWARE CORPORATION                                                                                910,000
VIACOM INC                                                                                                1,767,150
VISTEON CORPORATION                                                                                         420,900
WALGREEN CO                                                                                                 731,719
WAL MART STORES INC                                                                                       3,176,875
WASHINGTON MUTUAL CO                                                                                      1,002,881
WELLPOINT HEALTH NETWORKS INC                                                                               599,300
XILINX INC                                                                                                  691,875
YAHOO INC                                                                                                   339,706
                                                                                                         ----------


TOTAL COMMON STOCK OF CORPORATIONS OTHER
    THAN CMS ENERGY CORPORATION (Fund B)                                                               $235,993,560
                                                                                                       ------------

*COMMON STOCK OF CMS ENERGY CORPORATION
    (Fund C)                                                                                           $274,414,865
                                                                                                       ------------

LOANS TO MEMBERS (Fund D) (Loans mature
    during periods ranging from 0-10
    years and at interest rates from
    5.25% to 8.50%                                                                                     $ 33,429,220
                                                                                                       ------------

NICHOLAS-APPLEGATE CORE GROWTH
    INSTITUTIONAL PORTFOLIO (Fund E)                                                                   $ 81,038,565
                                                                                                       ------------

SMITH BARNEY INTERNATIONAL EQUITY
    COLLECTIVE TRUST (Fund F)                                                                          $ 27,134,753
                                                                                                       ------------

                                                                      SCHEDULE I


                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY

           ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000
                                   (Continued)


                                                                                                         Current
Identity of Issuer and Title of Issue                                                                     Value
-------------------------------------                                                                  ------------
VANGUARD LARGE-CAP VALUE INDEX
  FUND (Fund H)                                                                                        $  5,814,404
                                                                                                       ------------

VANGUARD S&P 500 INDEX FUND
  (Fund I)                                                                                             $ 10,861,360
                                                                                                       ------------

VANGUARD LARGE-CAP GROWTH INDEX
  FUND (Fund J)                                                                                        $ 16,374,822
                                                                                                       ------------

NICHOLAS-APPLEGATE SMALL-CAP GROWTH
  FUND (Fund K)                                                                                        $ 12,974,906
                                                                                                       ------------

Total All Funds                                                                                        $780,207,859
                                                                                                       ============

*SHORT-TERM INVESTMENTS - STATE STREET
    (Funds A, B, C, E, F, H, I, J and K)                                                               $ 44,865,202
                                                                                                       ------------

Total Investments                                                                                      $825,073,061
                                                                                                       ============






*Represents Party-in-Interest

                                                                       EXHIBIT A



                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 8, 2001 included in the Employees' Savings & Incentive Plan of Consumers Energy Company's Annual Report on Form 11-K for the year ended December 31, 2000 into CMS Energy Corporation's previously filed Registration Statement Files No. 33-29681, No. 33-61595 and No. 333- 76347.







                                                 /s/ ARTHUR ANDERSEN LLP





Detroit, Michigan,
June 8, 2001

                                    SIGNATURE





          Pursuant to the requirements of the Securities and Exchange Act of 1934, CMS Energy Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



         EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY







        By                      /s/ Thomas A McNish
           -------------------------------------------------------------
                                  Thomas A McNish
                            Vice-President and Secretary







Dated:  June 8, 2001.